EXHIBIT 99.59

Emerald Health Therapeutics Announces $2.5 Million Prospectus Sale and Concurrent Secondary Sale

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, British Columbia, Nov. 13, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF), has entered into a binding term sheet with a single Canadian institutional accredited investor (the “Investor”) under which the Investor has agreed, subject to certain customary conditions, to purchase 4,385,965 units of Emerald (each, a "Unit") at a price of $0.57 per Unit for total gross proceeds of $2,500,000 (the "Offering").

Each Unit will consist of one common share of Emerald (each, a "Common Share") and one common share purchase warrant (each, a "Warrant"). Each Warrant will entitle the Investor to acquire one common share of Emerald (each, a "Warrant Share") at a price of $0.75 per Warrant Share for a period of five years following the closing of the Offering. In the event that the closing sale price of the Common Shares on the TSX Venture Exchange, or such other principal exchange on which the Common Shares are then trading, is greater than $1.50 per Share for a period of ten consecutive trading days at any time after the closing of the Offering, Emerald may accelerate the expiry date of the Warrants by giving written notice to the Investor and in such case the Warrants will expire on the 15th day after the date on which such notice is given by Emerald.

The Investor has also agreed to purchase from Emerald Health Sciences Inc. ("Sciences"), a control person of Emerald, 4,385,965 common shares of Emerald (each, a "Secondary Share") at a price of $0.57 per Secondary Share (the "Secondary Sale").

The Company intends to use the net proceeds of the Offering for general working capital purposes. The Company will not receive any proceeds from the Secondary Sale.

The Treasury Shares and the Secondary Shares will be offered by way of a shelf prospectus supplement to be filed in all of the provinces of Canada pursuant to National Instrument 44-102 – Shelf Distributions.

The closing date of the Offering and the Secondary Sale is scheduled to be on or about November 20, 2019 and is subject to certain customary conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX Venture Exchange and applicable securities regulatory authorities.

This press release will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation, or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis products focused on differentiated, value-added product development for medical and adult-use customers supported by novel intellectual property, large-scale cultivation, extraction, and softgel encapsulation, as well as unique marketing and distribution channels. Its 50%-owned Pure Sunfarms operation in British Columbia, with value-oriented products, is in full production at its first 1.1 million square foot greenhouse operation, Delta 3. Pure Sunfarms’ second 1.1 million square foot greenhouse, Delta 2, is planned to be in full production by the end of 2020. Emerald’s Verdélite 88,000 square foot indoor production facility in Québec is fully-licensed and increasing cultivation of premium, craft cannabis strains. Its Metro Vancouver high-quality organic greenhouse and outdoor operation is expanding production in the first of two 78,000 square foot buildings. Its Emerald Health Naturals joint venture is broadening distribution of its non-cannabis endocannabinoid-supporting product line across Canada. Emerald has contracted for approximately 1,000 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost CBD. The executive team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: closing of the Offering and the Secondary Sale; the use of proceeds raised from the Offering; obtaining required regulatory approvals; production and processing capacity of various facilities; expansion of facilities; receipt of hemp deliveries; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.